Exhibit 99.1

Mountain Province Diamonds Announces FY 2016 Second Quarter Results

Shares Issued and Outstanding: 159,778,833
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, Aug. 11, 2016 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) today announced the filing of the Company's results for the second quarter ended June 30, 2016.

Quarter ended June 30, 2016 Highlights
(All quoted figures in CAD$)

•	Construction of the Gahcho Kué Diamond Mine was completed during the quarter; first ore was introduced to the diamond plant on June 20, 2016; first commissioning diamonds were recovered on June 30, 2016; ramp up to commercial production is underway; and the mine is on track to achieve commercial production in January 2017.
•	During the quarter ended June 30, 2016, the Company entered into agreements with third parties for the valuation, sorting and marketing of its share of the diamond production from the Gahcho Kué Diamond Mine. The Company expects to have its first sale of pre-commercial production diamonds during Q4 2016 and approximately every five weeks thereafter.
•	At June 30, 2016, incurred costs of $995 million and commitments of $35.3 million on 100 percent basis had been incurred.
•	For the three months ended June 30, 2016, the Company reported a net loss of $0.4 million or ($0.00) per share and for the six months ended June 30, 2016, the Company reported a net income of $18.4 million or $0.12 per share fully diluted.
•	At June 30, 2016, the Company had cash and restricted cash totaling $124.4 million.
•	At August 11, 2016, US$290 million of the US$370 million Loan Facility had been drawn.
•	At August 11, 2016, the Gahcho Kué Diamond Mine has 451 full-time employees.

Financial Summary
During the quarter the Company drew US$47 million from the Loan Facility. During July and August, the Company has drawn US$12 million leaving a balance of US$80 million until financial completion which is expected on September 30, 2017. The Company ended the quarter with cash and restricted cash totalling $124.4 million, compared with $131.5 million at the end of the previous quarter.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine and projected to produce an average of 4.5 million carats a year over a 12 year mine life.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation.  Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives.  Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information.  There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.  Accordingly, readers should not place undue reliance on forward-looking information.  All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof.  The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 20:40e 11-AUG-16